

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 15, 2016

Via E-mail
Roderick de Greef
Chief Financial Officer
BioLife Solutions, Inc.
3303 Monte Villa Parkway, Suite 310
Bothell, Washington 98021

     Re: **BioLife Solutions, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 25, 2016
              File No. 001-36362

Dear Mr. de Greef:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       /s/ Brian Cascio

                                       Brian Cascio
                                       Accounting Branch Chief
                                       Office of Electronics and Machinery